CallidusCloud®

4140 Dublin Blvd.
Suite 400
Dublin, CA 94568

November 9, 2017
Via Edgar
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attention: Kathleen Collins, Accounting Branch Chief Office
of Information Technologies and Services

Re:      Callidus Software Inc.
Form 10-K for the Fiscal Year Ended December 31, 2016
Filed February 27, 2017
File No. 000-50463

Dear Ms. Collins:

We are writing in response to the letter from the Securities and Exchange Commission (the “Commission”) dated November 3, 2017 (the “Comment Letter”), in which the Staff of the Commission (the “Staff”) requested certain supplemental information regarding the above-referenced filing (“Form 10-K”) of Callidus Software Inc. (“we,” “our,” “us” or the “Company”). In accordance with the Staff’s request, we have provided the supplemental information below. For your convenience, the section headings and numberings of our response correspond to the section headings and numberings used by the Staff in the Comment Letter. In addition, Staff comments appear in bold below.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

Comparison of the Years Ended December 31, 2016 and 2015

Revenue, page 34

1.
You indicate that total revenue increased as a result of new customer adoption of your Lead to Money suite, continued cross-sell and up-sell from your current customer base, and acquisitions. You also indicate that the increase in recurring revenue was primarily due to new bookings related to new customers and cross-sell and up-sell into your current customer base. When a material change in revenues is attributed to two or more factors, including any offsetting factors, please quantify the relative impact of each identified factor. Refer to Item 303(a)(3) of Regulation S-K and Section III.D of SEC Release 33-6835.

Response: The Company respectfully advises the Staff that the cited disclosure was not intended to describe revenue results in specific periods, but was intended to convey that over longer periods the Company must continue to add to its customer base and expand its sales to existing customers. In general, increased revenues from period to period primarily reflect volume-driven increases in revenue from new business, which includes new customers, upgrades and additional subscriptions from existing customers. The Company intends to include disclosure to this effect in its future filings.

2.
In your earnings call for the fourth quarter of 2016 you stated that “SaaS billings” and “normalized SaaS billings” are among the key metrics that you use to evaluate your business. We further note that you include such metrics in your recent Form 8-K earnings releases. Please include these measures in your MD&A or advise. Refer to Item 303(a)(3) and Section III.B of SEC Release No. 33-8350.

Response: We respectfully acknowledge the Staff’s comment and we will include disclosure of amounts of SaaS billings and normalized SaaS billings in future periodic reports, including in our quarterly report on Form 10-Q for the period ended September 30, 2017. Additionally, the Company will evaluate the disclosure of other key business metrics in the future.

3.
As a related matter, in your December 31, 2015 Form 10-K you disclosed your customer retention rate and the percentage increase in SaaS Annual Contract Value; however, you no longer provide these metrics. Although, you currently disclose that if customer renewal rates decline your revenue and business will be adversely affected and you include cross-selling as one of the key elements in your business growth strategy. Further, you discuss multi-product deals and deal size on recent earnings calls and in your September 19, 2017 Financial Analyst Day presentation. Please tell us how you monitor customer retention and your ability to cross-sell and sell multiple product solutions, including any metrics you use in managing your business.

Response: We respectfully advise the Staff that the Company periodically monitors customer retention for significant changes, but does not consider this information a key business metric used to evaluate its results of operations. Our customers range widely in size, industry, scope of operations, stage of development and maturity, so comparisons across customers are difficult and in our view not particularly meaningful. In addition, the duration and scope of our relationships with customers spans a wide range, in terms of solutions sold and number of licensed users for any given solution. As a result, we previously determined that disclosure of retention rate is not a meaningful indicator of our performance so we ceased to disclose that information on a regular basis.

Cross-selling, as reflected in the number of customers licensing multiple solutions from us, is monitored by assessing changes in the multi-product customer base. We review this information each quarter to identify any anomalies, with a more detailed analytical review once a year. In future filings we intend to include disclosure of our total number of customers and the number of multi-product customers in our Annual Report on Form 10-K.

Should you have additional questions or comments regarding the foregoing, please do not hesitate to contact me at (925) 251-2300.

Sincerely,

/s/ Roxanne Oulman

Roxanne Oulman
Executive Vice President and Chief Financial Officer

cc:    David Edgar, Staff Accountant, Securities and Exchange Commission
Drew Grasham, Executive Vice President, Callidus Software Inc.
Horace Nash, Fenwick & West LLP
Prasadh Cadambi, KPMG LLP

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